TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

		Three Months Ended March 31
	Notes	2020	2019

REVENUE
Petroleum and natural gas sales, net of royalties	17	53,234	37,352
Finance revenue	5	58	183
		53,292	37,535

EXPENSES
Production and operating	7,17	23,257	11,533
Selling costs		626	475
General and administrative		1,904	4,867
Foreign exchange loss (gain)		52	(87)
Finance costs	5	815	1,141
Depletion, depreciation and amortization	9	12,252	8,766
Asset retirement obligation accretion	10	68	56
(Gain) loss on financial instruments	4	(8,544)	4,996
Impairment loss	8,9	73,495	8,391
		103,925	40,138

Loss before income taxes		(50,633)	(2,603)

Income tax expense - current		4,585	6,203
NET LOSS		(55,218)	(8,806)

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(4,806)	541
COMPREHENSIVE LOSS		(60,024)	(8,265)

Net loss per share	16
Basic		(0.76)	(0.12)
Diluted		(0.76)	(0.12)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

		As at	As at
	Notes	March 31, 2020	December 31, 2019

ASSETS
Current
Cash and cash equivalents	6	23,830	33,251
Accounts receivable	4	47,612	10,681
Derivative commodity contracts	4	4,159	-
Prepaids and other		4,044	4,338
Product inventory	7	6,183	17,516
		85,828	65,786
Non-Current
Intangible exploration and evaluation assets	8	577	33,706
Property and equipment
Petroleum and natural gas assets	9	145,545	196,150
Other	9	3,935	4,296
Deferred taxes		5,334	8,387
		241,219	308,325

LIABILITIES
Current
Accounts payable and accrued liabilities	13	31,394	32,156
Derivative commodity contracts	4	-	217
Current portion of lease obligations	11	1,140	1,219
		32,534	33,592
Non-Current
Long-term debt	12	36,591	37,041
Asset retirement obligations	10	11,632	13,612
Other long-term liabilities		195	614
Lease obligations	11	318	589
Deferred taxes		5,334	8,387
		86,604	93,835

SHAREHOLDERS’ EQUITY
Share capital	14	152,805	152,805
Accumulated other comprehensive (loss) income		(3,672)	1,134
Contributed surplus		24,822	24,673
(Deficit) Retained earnings		(19,340)	35,878
		154,615	214,490
		241,219	308,325

Commitments and Contingencies (Note 13)

See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:

Signed by:

“Randy C. Neely”	“Steven Sinclair”

Randy C. Neely	Steven Sinclair
President & CEO	Audit Committee Chair
Director	Director

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited - Expressed in thousands of U.S. Dollars)

		Three Months Ended March 31
	Notes	2020	2019

Share Capital
Balance, beginning of period	14	152,805	152,084
Stock options exercised	14	-	547
Transfer from contributed surplus on exercise of options	14	-	174
Balance, end of period		152,805	152,805

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		1,134	(939)
Currency translation adjustment		(4,806)	541
Balance, end of period		(3,672)	(398)

Contributed Surplus
Balance, beginning of period		24,673	24,195
Share-based compensation expense	15	149	146
Transfer to share capital on exercise of options	14	-	(174)
Balance, end of period		24,822	24,167

(Deficit) Retained Earnings
Balance, beginning of period		35,878	44,951
Net loss		(55,218)	(8,806)
Dividends		-	(2,539)
Balance, end of period		(19,340)	33,606

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended March 31
	Notes	2020	2019

OPERATING
Net loss		(55,218)	(8,806)
Adjustments for:
Depletion, depreciation and amortization	9	12,252	8,766
Asset retirement obligation accretion	10	68	56
Impairment loss	8,9	73,495	8,391
Share-based compensation	15	(1,301)	915
Finance costs	5	815	1,141
Unrealized (gain) loss on financial instruments	4	(4,376)	4,774
Unrealized gain on foreign currency translation		(32)	(52)
Asset retirement obligations settled	10	(20)	(30)
Changes in non-cash working capital	18	(29,355)	(28,226)
Net cash used in operating activities		(3,672)	(13,071)

INVESTING
Additions to intangible exploration and evaluation assets	8	(330)	-
Additions to petroleum and natural gas assets	9	(5,161)	(8,547)
Additions to other assets	9	(86)	-
Changes in non-cash working capital	18	932	533
Net cash used in investing activities		(4,645)	(8,014)

FINANCING
Issue of common shares for cash		-	547
Interest paid	5	(618)	(995)
Increase in long-term debt	12	96	121
Payments on lease obligations	11	(394)	(399)
Repayments of long-term debt	12	-	(5,000)
Changes in non-cash working capital	18	-	(200)
Net cash used in financing activities		(916)	(5,926)

Currency translation differences relating to cash and cash equivalents		(187)	41
NET DECREASE IN CASH AND CASH EQUIVALENTS		(9,420)	(26,970)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		33,250	51,705
CASH AND CASH EQUIVALENTS, END OF PERIOD		23,830	24,735

See accompanying notes to the Condensed Consolidated Interim Financial Statements

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As at March 31, 2020 and December 31, 2019 and for the three month periods ended March 31, 2020 and 2019

(Unaudited - All amounts expressed in U.S. Dollars, except as otherwise noted)

1. CORPORATE INFORMATION

TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its principal place of business is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.

2. BASIS OF PREPARATION

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent audited Consolidated Financial Statements for the year ended December 31, 2019.

These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on May 12, 2020.

The Condensed Consolidated Interim Financial Statements are presented and expressed in United States dollars (“US$”), unless otherwise noted. All references to $ are to United States dollars and references to C$ are to Canadian dollars.

These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2019 audited Consolidated Financial Statements.

3. CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The COVID-19 pandemic and continued low commodity price environment resulting from decreased demand and over supply to the market could negatively affect the Company's operating results in 2020. The results of the economic downturn and any potential resulting impact to the Company has been considered in management’s estimates at the period end; however there could be a further prospective material impact in future periods.

4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, derivative commodity contracts, accounts payable and accrued liabilities and long-term debt.

The Company has classified its cash and cash equivalents and derivative commodity contracts as fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings (loss). Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.

Carrying value and fair value of financial assets and liabilities are summarized as follows:

	March 31, 2020		December 31, 2019
Classification ($000s)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets at fair value through profit or loss	27,989	27,989	33,251	33,251
Financial assets at amortized cost	47,612	47,612	10,681	10,681
Financial liabilities at fair value through profit or loss	-	-	217	217
Financial liabilities at amortized cost	67,985	68,387	69,197	69,695

Assets and liabilities as at March 31, 2020 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The Company’s cash and cash equivalents and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.

Derivative commodity contracts

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement (see Note 12), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading SA ("Mercuria") to market nine million barrels of TransGlobe's Egyptian entitlement oil production. The pricing of the crude oil sales will be based on market prices at the time of sale.

The following table summarizes TransGlobe’s outstanding derivative commodity contract positions as at March 31, 2020, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Apr 2020 - Jun 2020	3-Way Collar	150,000	50,000	54.00	70.00	46.50
Apr 2020 - Jun 2020	3-Way Collar	75,000	25,000	55.00	72.70	45.00
Jul 2020 - Dec 2020	3-Way Collar	300,000	50,000	54.00	70.00	45.00

Subsequent to the quarter, the Company entered into the following derivative commodity contract position:

Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl
May 2020 - Dec 2020	Collar	800,000	100,000	30.00	40.70

The gains and losses on financial instruments for the three months ended March 31, 2020 and 2019 are comprised as follows:

	Three Months Ended March 31
($000s)	2020	2019
Realized derivative (gain) loss during the period	(4,168)	222
Unrealized derivative (gain) loss on commodity contracts outstanding at period end	(4,376)	4,774
(Gain) loss on financial instruments	(8,544)	2,845

Overview of Risk Management

The Company’s activities expose it to a variety of financial risks that arise as a result of its exploration, development, production and financing activities:

•Credit risk

•Market risk

•Liquidity risk

The Board of Directors and Audit Committee oversee management’s establishment and execution of the Company’s risk management framework. Management has implemented and monitors compliance with risk management policies. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.

Trade and other receivables are analyzed in the table below.

($000s)	March 31, 2020	December 31, 2019
Neither impaired nor past due	20,775	3,636
Not impaired and past due in the following period:
Within 30 days	21,391	226
31-60 days	85	131
61-90 days	11	5,672
Over 90 days	5,350	1,016
Accounts receivable	47,612	10,681

During the three months ended March 31, 2020 the Company completed one direct crude sale shipment of 452.1 mbbls in Egypt to third-party buyers for total proceeds of $14.6 million (inclusive of hedging gains), which were collected in April. Depending on the Company's assessment of the credit of crude purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. The Company sold an additional 765.4 mbbls of inventoried entitlement crude oil to EGPC for net proceeds of $37.0 million. As at March 31, 2020, $29.4 million (December 31, 2019 - $5.7 million) of the total accounts receivable balance of $47.6 million (December 31, 2019 - $10.7 million) is due from EGPC, of which $8.1 million is current and $21.3 million is within 30 days. An additional $3.0 million was collected from EGPC in April 2020. All accounts receivable are in good standing and collection is not considered to be at risk.

The Company manages its credit risk on cash equivalents by investing only in term deposits with reputable banking institutions.

Market risk

Market risk is the risk or uncertainty arising from possible market price movements and the associated impact on future performance of the business. The market price movements that the Company is exposed to include commodity prices, foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

Commodity price risk

The Company’s operational results and financial condition are partially dependent on the commodity prices received for its production of oil, natural gas and NGLs. The Company is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company's risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to forecasted future petroleum and natural gas production, TransGlobe does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments. The estimated fair value of unrealized commodity contracts is reported on the Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to net earnings (loss). The Company assesses these instruments on the fair value hierarchy and has classified the determination of fair value of these instruments as Level 2, as the fair values of these transactions are based on an approximation of the amounts that would have been received from counterparties to settle the transactions outstanding as at the date of the Consolidated Interim Balance Sheets with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange risk

As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates primarily to certain cash and cash equivalents, accounts receivable, long-term debt, lease obligations and accounts payable and accrued liabilities denominated in Canadian dollars. When assessing the potential impact of foreign currency exchange risk, the Company believes that 10% volatility is a reasonable measure. The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would increase net loss for the three months ended March 31, 2020 by approximately $0.5 million and conversely, a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease net loss by $0.5 million for the same period. The Company does not utilize derivative instruments to manage this risk.

The Company is also exposed to foreign currency exchange risk on cash balances denominated in Egyptian pounds and British Pounds sterling. Some collections of accounts receivable from the Egyptian Government are received in Egyptian pounds, and while the Company is generally able to spend the Egyptian pounds received on accounts payable denominated in Egyptian pounds, there remains foreign currency exchange risk exposure on Egyptian pound cash balances. Using month-end cash balances converted at month-end foreign exchange rates, the average Egyptian pound cash balance for Q1-2020 was $1.0 million in equivalent U.S. dollars. The Company estimates that a 10% increase in the value of the Egyptian pound against the U.S. dollar would increase net loss for the three months ended March 31, 2020 by approximately $0.1 million and conversely a 10% decrease in the value of the Egyptian pound against the U.S. dollar would decrease net loss by $0.1 million for the same period. The Company does not currently utilize derivative instruments to manage foreign currency exchange risk.

The Company maintains nominal balances of British Pounds sterling to pay in-country costs incurred in operating its London office. Foreign exchange risk on these funds is not considered material.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Interest rate risk

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest debt. No derivative contracts were entered into during Q1-2020 to mitigate interest rate risk. When assessing interest rate risk applicable to the Company’s variable interest debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would increase the Company’s net loss, for the three months ended March 31, 2020, by $0.1 million and conversely, the effect of interest rates decreasing by 1% would decrease the Company’s net loss, for the three months ended March 31, 2020, by $0.1 million.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. While the decrease in commodity prices as a result of the COVID-19 pandemic will negatively impact TransGlobe’s financial performance and position, the Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following are the contractual maturities of financial liabilities at March 31, 2020:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	31,394	31,394	-	-	-
Long-term debt[3]	Yes-Liability	36,993	-	36,993	-	-
Other long-term liabilities	Yes-Liability	195	-	195	-	-
Equipment and facility leases (short-term)[4]	Yes-Liability	21	21	-	-	-
Total		68,603	31,415	37,188	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at March 31, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.4 million.
[4]	Equipment leases include one facility contract.

As at March 31, 2020, the Company had $92.6 million of revolving credit facilities with $37.0 million drawn and $55.6 million available. The Company has a prepayment agreement with Mercuria that allows for a revolving balance of up to $75.0 million, of which $30.0 million was drawn and outstanding. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($17.6 million), of which C$9.9 million ($7.0 million) was drawn and outstanding. During the three months ended 2020, the Company had drawings of C$0.1 million ($0.1 million) on this facility. Subsequent to the quarter end the Company re-paid $10.0 million on the $75.0 million prepayment facility (See Note 12). The significant decline in commodity prices observed in 2020 could negatively impact the Company’s borrowing base.

The Company actively monitors its liquidity to ensure that its cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

To date, the Company has experienced no difficulties with transferring funds abroad.

Capital disclosures

The Company’s objective when managing capital is to ensure the Company will have the financial capacity, liquidity and flexibility to fund the ongoing exploration and development of its petroleum assets. The Company’s financial objectives and strategy have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. TransGlobe remains in a relatively strong financial position, and will continue to focus on cost reductions and prudent stewardship of capital with the objective of maintaining a strong balance sheet. The Company was subject to financial covenants with the prepayment agreement and the reserves-based lending facility as at March 31, 2020 and December 31, 2019. The Company was in compliance with all financial covenants at March 31, 2020 and December 31, 2019.

The Company defines and computes its capital as follows:

($000s)	March 31, 2020	December 31, 2019
Long-term debt, including the current portion (net of unamortized transaction costs)	36,591	37,041
Current assets	(85,828)	(65,786)
Current liabilities	32,534	33,592
Net debt obligations	(16,703)	4,847
Shareholders’ equity	154,615	214,490
Total capital	137,912	219,337

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

5. FINANCE COSTS

Finance costs recognized in net loss were as follows:

	Three Months Ended March 31
($000s)	2020	2019
Interest on long-term debt	582	883
Interest on borrowing base facility	93	108
Amortization of deferred financing costs	95	90
Interest on lease obligations	45	60
Finance costs	815	1,141
Interest paid	618	995

6. CASH AND CASH EQUIVALENTS

The following table reconciles TransGlobe's cash and cash equivalents:

($000s)	March 31, 2020	December 31, 2019
Cash	18,830	12,251
Cash equivalents	5,000	21,000
Cash and cash equivalents	23,830	33,251

As at March 31, 2020, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

7. PRODUCT INVENTORY

Product inventory consists of the Company's entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Costs include operating expenses and depletion associated with crude oil entitlement barrels and are determined on a concession by concession basis. These amounts are initially capitalized and expensed when sold.

As at March 31, 2020, the Company held 242.1 mbbls of entitlement crude oil in inventory valued at approximately $25.54 per barrel (December 31, 2019 - 964.5 mbbls valued at approximately $18.16 per barrel).

8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

The following table reconciles the changes in TransGlobe's exploration and evaluation assets:

($000s)
Balance at December 31, 2019	33,706
Additions to exploration and evaluation assets	330
Impairment loss	(33,459)
Balance at March 31, 2020	577

The disruption to the oil and gas industry experienced during the first quarter of 2020 resulted in the Company identifying indicators of impairment on its intangible exploration and evaluation (“E&E”) assets as at March 31, 2020. Further consideration was given to the scale of exploration results compared to investments to date and consideration of the uncertainly of the timing of additional exploration activities in these areas given the current economic environment.

The Company recorded an impairment loss of $33.5 million on its E&E assets as at March 31, 2020. This was comprised of a $29.5 million impairment loss on the South Ghazalat concession and a $4.0 million impairment loss on the North West Gharib concession. The impairment loss recognized represented the entire E&E asset balances in the two concessions.

The ending balance of intangible exploration and evaluation assets as at March 31, 2020 includes $0.6 million in Canada (December 31, 2019 - $0.5 million), $nil in South Ghazalat (December 31, 2019 - $29.2 million) and $nil in North West Gharib (December 31, 2019 - $4.0 million).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

9. PROPERTY AND EQUIPMENT

The following table reconciles the changes in TransGlobe's property and equipment assets:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Cost
Balance at December 31, 2019	712,552	19,267	731,819
Additions	5,161	86	5,247
Change in estimate for asset retirement obligations (Note 10)	(878)	-	(878)
Balance at March 31, 2020	716,835	19,353	736,188

Accumulated depreciation, depletion, amortization and impairment losses
Balance at December 31, 2019	518,408	14,971	533,379
Depletion, depreciation and amortization for the period[1]	8,074	447	8,521
Impairment loss	40,036	-	40,036
Balance at March 31, 2020	566,518	15,418	581,936

Foreign Exchange
Balance at December 31, 2019	2,006	-	2,006
Currency translation adjustments	(6,778)	-	(6,778)
Balance at March 31, 2020	(4,772)	-	(4,772)

Net book value
Balance at December 31, 2019	196,150	4,296	200,446
Balance at March 31, 2020	145,545	3,935	149,480
[1]	Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

The collapse in commodity prices during the first quarter of 2020 and the resulting impact to the Company resulted in an increase in the market capitalization deficit from December 31, 2019 which led the Company to conclude there were indicators of impairment present on its petroleum and natural gas (“PNG”) assets as at March 31, 2020.

Impairment tests were carried out at March 31, 2020 on all of its cash-generating units (“CGU”) and were based on fair value less costs to sell calculations (fair value hierarchy Level 3), using estimated after-tax cash discounted cash flows on proved plus probable reserves. The Company used a discount rate of 15% for Egypt and 11% for Canada and the following commodity price estimates:

	Egypt[1]			Canada[1]
	Brent Blend Crude Oil	WTI Oil	AECO Gas	Edmonton Pentane	Edmonton Butane	Edmonton Propane	Spec Ethane	Exchange Rate
Year	$/Bbl	$/Bbl	$C/MMBtu	$C/Bbl	$C/Bbl	$C/Bbl	$C/Bbl	USD/CAD
2020 (Q2-Q4)	34.00	30.00	1.95	37.47	21.23	9.61	5.99	0.720
2021	45.50	41.00	2.25	52.05	33.08	19.18	7.01	0.730
2022	52.50	47.50	2.35	61.56	39.52	25.41	7.36	0.735
2023	57.50	52.50	2.45	68.92	45.57	28.89	7.71	0.740
2024	62.50	57.50	2.55	75.84	50.99	32.32	8.05	0.745
2025	62.95	58.95	2.65	77.27	52.02	32.97	8.39	0.750
2026	64.13	60.13	2.70	78.84	53.14	33.68	8.57	0.750
2027	65.33	61.33	2.76	80.44	54.27	34.40	8.76	0.750
2028	66.56	62.56	2.81	82.08	55.44	35.14	8.94	0.750
2029	67.81	63.81	2.87	83.75	56.62	35.89	9.13	0.750
Thereafter[2]	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	0.750
[1]	GLJ Petroleum Consultants Ltd. (“GLJ”) price forecasts, effective April 1, 2020.
[2]	Percentage change represents the increase in each year after 2029 to the end of the reserves life.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The following are the results of the impairment tests completed and sensitivity impacts of a 1% increase in discount rate and a 5% decrease in pricing on the impairment tests completed:

CGU	Impairment loss	1% increase in discount rate	5% decrease in pricing
West Gharib	24,769	917	5,536
West Bakr	6,610	1,400	5,171
North West Gharib	4,591	-	-
Canada	4,061	4,844	5,416
Total	40,031	7,161	16,123

The impairment losses above were recorded to reduce the carrying value of these PNG assets to their recoverable amounts, which was $23.8 million in West Gharib, $55.0 million in West Bakr, $nil in North West Gharib and $60.0 million in Canada.

The following table discloses the carrying amount and depreciation charge for right-of-use assets by class of underlying asset as at and for the three months ended March 31, 2020:

($000s)	Petroleum and Natural Gas Assets	Other Assets	Total
Net Book Value at December 31, 2019	374	1,285	1,659
Depreciation for the period	(225)	(241)	(466)
Net Book Value at March 31, 2020	149	1,044	1,193

10. ASSET RETIREMENT OBLIGATION

The following table reconciles the change in TransGlobe's asset retirement obligation:

($000s)
Balance at December 31, 2019	13,612
Changes in estimates for asset retirement obligations and additional obligations recognized	(878)
Obligations settled	(20)
Asset retirement obligation accretion	68
Effect of movements in foreign exchange rates	(1,150)
Balance at March 31, 2020	11,632

As at March 31, 2020, the entire asset retirement obligation balance related to the Company's Canadian operations. TransGlobe has estimated the net present value of its asset retirement obligation to be $11.6 million as at March 31, 2020 (December 31, 2019 - $13.6 million). These payments are expected to be made between 2020 and 2066. TransGlobe calculated the present value of the obligations using a discount rate of 2.20% (December 31, 2019 – between 1.68% and 1.76%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2019 – 2.00%).

11. LEASE OBLIGATIONS

The following table reconciles TransGlobe's lease obligations:

($000s)	At March 31, 2020	December 31, 2019
Less than 1 year	1,236	1,479
1 - 3 years	357	631
Total lease payments	1,593	2,110
Amounts representing interest	135	302
Present value of net lease payments	1,458	1,808
Current portion of lease obligations	1,140	1,219
Non-current portion of lease obligations	318	589

During the first three months of 2020, the Company spent $0.05 million (March 31, 2019 - $0.1 million) on interest expense and paid a total cash outflow of $0.4 million (March 31, 2019 - $0.4 million) relating to lease obligations.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

12. LONG-TERM DEBT

As at March 31, 2020, interest-bearing debt was comprised as follows:

	March 31, 2020	December 31, 2019
Prepayment agreement	29,598	29,502
Reserves-based lending facility	6,993	7,539
Balance, end of period	36,591	37,041

As at March 31, 2020 and December 31, 2019, the Company had in place a $75.0 million crude oil prepayment agreement with Mercuria, of which $30.0 million (December 31, 2019 - $30.0 million) was drawn. On April 30, 2020, the Company made a repayment of $10.0 million on the prepayment agreement. Effective March 31, 2020 the Company received a six month extension on the prepayment agreement.

As at December 31, 2019, the Company had in place a revolving Canadian reserves-based lending facility with ATB totaling C$25.0 million ($17.6 million), of which C$9.9 million ($7.0 million) was drawn (December 31, 2019 - C$9.8 million/$7.5 million). During the three months ended March 31, 2020, the Company drew C$0.1 million ($0.1 million) on the revolving facility. The ATB facility is up for renewal on May 31, 2020.

The following table reconciles the changes in TransGlobe's long-term debt:

($000s)
Balance at December 31, 2019	37,041
Draws on revolving credit facility	96
Amortization of deferred financing costs	95
Effects of movements in foreign exchange rates	(641)
Balance at March 31, 2020	36,591

During the quarter ended March 31, 2020, the Company paid $0.6 million (Q1-2019 - $1.0 million) in interest on its long-term debt.

The Company's interest-bearing loans and borrowings are measured at amortized cost. The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at March 31, 2020.

The estimated future debt payments on long-term debt as of March 31, 2020 are as follows:

($000s)	Prepayment Agreement	Reserves Based Lending Facility	Total
2020	-	-	-
2021	30,000	6,993	36,993
	30,000	6,993	36,993

13. COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	31,394	31,394	-	-	-
Long-term debt[3]	Yes-Liability	36,993	-	36,993	-	-
Other long-term liabilities	Yes-Liability	195	-	195	-	-
Equipment and facility leases (short-term)[4]	Yes-Liability	21	21	-	-	-
Total		68,603	31,415	37,188	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at March 31, 2020 exchange rates.
[3]	Excludes deferred financing costs of $0.4 million.
[4]	Equipment leases include one facility contract.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at March 31, 2020.

14. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares with no par value. Shares in issue as at March 31, 2020 and December 31, 2019 are outlined below:

	Three Months Ended March 31, 2020		Year Ended December 31, 2019
(000s)	Shares	Amount ($)	Shares	Amount ($)
Balance, beginning of period	72,543	152,805	72,206	152,084
Stock options exercised	-	-	337	547
Contributed surplus re-class on exercise	-	-	-	174
Balance, end of period	72,543	152,805	72,543	152,805

15. SHARE-BASED PAYMENTS

Stock options

The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Three Months Ended March 31, 2020		Year Ended December 31, 2019
(000s)	Number of Options	Weighted-Average Exercise Price ($C)	Number of Options	Weighted-Average Exercise Price ($C)
Options outstanding, beginning of period	4,481	2.86	4,876	3.60
Granted	-	-	976	2.83
Exercised	-	-	(337)	2.18
Expired	-	-	(1,034)	6.55
Options outstanding, end of period	4,481	2.86	4,481	2.86
Options exercisable, end of period	2,911	2.99	2,585	3.01

Compensation expense of $0.1 million was recorded during the three months ended March 31, 2020 (March 31, 2019 - $0.1 million) in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss and Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity in respect of stock options. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.

All options granted vest annually over a three-year period and expire five years after the grant date. During the three month period ended March 31, 2020, employees exercised nil stock options (March 31, 2019 - 337,000). As at March 31, 2020 and December 31, 2019, the entire balance in contributed surplus was related to previously recognized share-based compensation expense on equity-settled stock options.

Restricted share unit ("RSU"), performance share unit ("PSU") and deferred share unit ("DSU") plans

The number of RSUs, PSUs and DSUs outstanding as at March 31, 2020 are as follows:

(000s)	RSUs	PSUs	DSUs
Units outstanding, December 31, 2019	839	1,640	589
Exercised	(129)	(39)	-
Forfeited	(141)	(74)	-
Units outstanding, March 31, 2020	569	1,527	589

During the three months ended March 31, 2020, a compensation recovery of $1.4 million (March 31, 2019 - $0.8 million expense) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss in respect of the revaluation of outstanding share units granted under the three plans described above.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

16. PER SHARE AMOUNTS

The weighted-average number of common shares outstanding (basic and diluted) for the three months ended March 31, 2020 was 72,542,071 (March 31, 2019 – basic 72,426,839; and diluted 73,693,773). These outstanding share amounts were used to calculate net loss per share in the respective periods.

In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended March 31, 2020, the Company excluded 4,480,935 stock options (March 31, 2019 – 3,364,284) as their exercise price was greater than the average common share market price in the period.

17. SEGMENTED INFORMATION

The Company has two reportable segments for the three months ended March 31, 2020 and 2019: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production and the acquisition of oil and gas properties. In presenting information on the basis of operating segments, segment revenue is based on the geographical location of assets which is also consistent with the location of the segment customers. Segmented assets are also based on the geographical location of the assets. There are no inter-segment sales. The accounting policies of the operating segments are the same as the Company’s accounting policies.

	Three Months Ended March 31
	2020	2019	2020	2019	2020	2019	2020	2019
($000s)	Egypt		Canada		Corporate		Total
Revenue
Oil sales	75,415	62,980	3,175	3,905	-	-	78,590	66,885
Natural gas sales	-	-	732	987	-	-	732	987
Natural gas liquids sales	-	-	865	1,345	-	-	865	1,345
Less: royalties	(26,342)	(30,987)	(611)	(878)	-	-	(26,953)	(31,865)
Petroleum and natural gas sales, net of royalties	49,073	31,993	4,161	5,359	-	-	53,234	37,352
Finance revenue	-	25	-	-	58	158	58	183
Total segmented revenue	49,073	32,018	4,161	5,359	58	158	53,292	37,535

Segmented expenses
Production and operating	21,358	9,771	1,899	1,762	-	-	23,257	11,533
Selling costs	626	475	-	-	-	-	626	475
General and administrative	1,459	1,597	255	210	190	3,060	1,904	4,867
Foreign exchange gain	-	-	-	-	52	(87)	52	(87)
Finance costs	710	1,019	98	115	7	7	815	1,141
Depletion, depreciation and amortization	10,033	6,659	2,013	1,908	206	199	12,252	8,766
Asset retirement obligation accretion	-	-	68	56	-	-	68	56
(Gain) loss on financial instruments	(8,544)	4,996	-	-	-	-	(8,544)	4,996
Impairment loss	69,434	8,391	4,061	-	-	-	73,495	8,391
Income tax expense	4,585	6,203	-	-	-	-	4,585	6,203
Segmented net (loss) earnings	(50,588)	(7,093)	(4,233)	1,308	(397)	(3,021)	(55,218)	(8,806)

Capital expenditures
Exploration and development	3,632	7,972	1,859	575	-	-	5,491	8,547
Corporate	-	-	-	-	86	-	86	-
Total capital expenditures	3,632	7,972	1,859	575	86	-	5,577	8,547

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

The carrying amounts of reportable segment assets and liabilities are as follows:

	As at March 31, 2020			As at December 31, 2019
($000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	44,719	2,373	47,092	6,266	3,874	10,140
Derivative commodity contracts	4,159	-	4,159	-	-	-
Intangible exploration and evaluation assets	-	577	577	33,176	530	33,706
Property and equipment
Petroleum and natural gas assets	78,903	66,642	145,545	117,591	78,559	196,150
Other assets	2,606	14	2,620	2,847	15	2,862
Other	25,812	1,508	27,320	48,652	2,269	50,921
Deferred taxes	5,334	-	5,334	8,387	-	8,387
Segmented assets	161,533	71,114	232,647	216,919	85,247	302,166
Non-segmented assets			8,572			6,159
Total assets			241,219			308,325

Liabilities
Accounts payable and accrued liabilities	24,792	3,411	28,203	19,459	6,798	26,257
Derivative commodity contracts	-	-	-	217	-	217
Long-term debt	29,598	6,993	36,591	29,502	7,539	37,041
Asset retirement obligation	-	11,632	11,632	-	13,612	13,612
Lease obligation	590	226	816	718	276	994
Deferred taxes	5,334	-	5,334	8,387	-	8,387
Segmented liabilities	60,314	22,262	82,576	58,283	28,225	86,508
Non-segmented liabilities			4,028			7,327
Total liabilities			86,604			93,835

18. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital consisted of the following:

	Three Months Ended March 31
($000s)	2020	2019
Operating activities
(Increase) decrease in current assets
Accounts receivable	(36,931)	(22,349)
Prepaids and other	693	1,738
Product inventory[1]	7,603	(1,491)
(Decrease) increase in current liabilities
Accounts payable and accrued liabilities	(301)	(6,174)
Other long-term liabilities	(419)	50
Total changes in non-cash working capital	(29,355)	(28,226)

Investing activities
Decrease in current assets
Prepaids and other	-	(29)
Increase in current liabilities
Accounts payable and accrued liabilities	932	562
Total changes in non-cash working capital	932	533

Financing activities
Decrease in current liabilities
Other liabilities	-	(200)
Total changes in non-cash working capital	-	(200)
[1]	The change in non-cash working capital associated with product inventory represents the change in operating costs capitalized as product inventory in the respective periods.